SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 16)*

                             R. G. BARRY CORPORATION
           ___________________________________________________________
                                (Name of Issuer)

                    COMMON SHARES, PAR VALUE $1.00 PER SHARE
           ___________________________________________________________
                         (Title of Class of Securities)

                                   068798-10-7
                   __________________________________________
                                 (CUSIP Number)

                               Richard L. Burrell
                             R. G. Barry Corporation
                            13405 Yarmouth Road, N.W.
                             Pickerington, OH 43147
                                 (614) 864-6400
           ___________________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to receive Notices and Communications)

                        NOT APPLICABLE - VOLUNTARY FILING
           ___________________________________________________________
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ____

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 9 Pages

                                  SCHEDULE 13D


CUSIP NO. 068798-10-7                                          Page 2 of 9 Pages


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

            Gordon Zacks

2.    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                          (a) _____
                                          (b) _____

3.    SEC USE ONLY:



4.    SOURCE OF FUNDS (SEE INSTRUCTIONS):
            Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): _____

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:
            United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    SOLE VOTING POWER:          895,998
8.    SHARED VOTING POWER:            -0-
9.    SOLE DISPOSITIVE POWER:     448,872
10.   SHARED DISPOSITIVE POWER:       -0-

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
            895,998

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): __X__

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
            9.5%

14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
            IN

                                AMENDMENT NO. 16
                                       TO
                                  SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER.

     This Amendment No. 16 to the Schedule 13D (the "Schedule 13D") filed by the reporting person Gordon Zacks ("Zacks") on August 7, 1984, with the Securities and Exchange Commission (the "SEC"), as amended, relates to Common Shares, $1.00 par value (the "Common Shares"), of R. G. Barry Corporation, an Ohio corporation (the "Company"), the principal executive offices of which are located at 13405 Yarmouth Road, N.W., Pickerington, Ohio 43147. This Amendment No. 16 amends certain information set forth in the Schedule 13D, as amended.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As described more fully in Item 5(c) below, on March 13, 1996, Mr. Zacks was granted an incentive stock option covering 7,500 Common Shares and a non-qualified stock option covering 7,500 Common Shares pursuant to the Company's 1988 Stock Option Plan. Mr. Zacks paid no consideration to the Company in connection with the grant of such stock options.

     In addition, as more fully described in Item 5(c) below, Mr. Zacks acquired 25,585 Common Shares as a result of a 5-for-4 share split of the Company's Common Shares on June 3, 1996 (the "Share Split"); the number of Common Shares held for Mr. Zacks' account in the R. G. Barry Corporation Leveraged Employee Stock Ownership Plan (the "ESOP") increased by 19,001 as a result of the Share Split; the number of Common Shares deposited by Mr. Zacks in the Zacks Voting Trust (which is described more fully in Items 5(a) and 5(b) below) increased by 27,586 as a result of the Share Split; the number of Common Shares deposited by other persons in the Zacks Voting Trust (see Items 5(a) and 5(b) below) increased by 89,425 as a result of the Share Split; the number of Common Shares subject to the option granted to Mr. Zacks on May 11, 1993 (which covered 44,444 Common Shares prior to the Share Split) increased by 11,111 as a result of the Share Split; the number of Common Shares subject to one of the two options granted to Mr. Zacks on May 13, 1994 (which covered 24,398 Common Shares prior to the Share Split) increased by 6,099 as a result of the Share Split; the number of Common Shares subject to the second of the two options granted to Mr. Zacks on May 13, 1994 (which covered 55,601 Common Shares prior to the Share Split) increased by 13,901 as a result of the Share Split; and the number of Common Shares subject to each of the two options granted to Mr. Zacks on March 13, 1996 increased by 1,875 Common Shares as a result of the Share Split.


                               Page 3 of 9 Pages

ITEM 4.  PURPOSE OF TRANSACTION.

            Please see Item 3 above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a)  AMOUNT BENEFICIALLY OWNED:  895,998 (1)(2)(3)

            PERCENTAGE OF CLASS:          9.5% (1)(2)(3)(4)

      (b)  NUMBER OF COMMON SHARES AS TO WHICH SUCH PERSON HAS:

            (i)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                  895,998 (1)(2)(3)

           (ii)   SHARED POWER TO VOTE OR DIRECT THE VOTE:

                  None

          (iii)   SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                  448,872 (1)(2)(3)

           (iv)   SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                  None


-------------------

(1) Gordon Zacks is the voting trustee of the Zacks Voting Trust (the "Voting Trust") and exercises sole voting power as to the 585,056 Common Shares deposited in the Voting Trust. The owners of the Common Shares deposited in the Voting Trust retain investment power with respect to such Common Shares (subject to certain limitations on the right to remove the Common Shares from the Voting Trust) and the right to receive dividends thereon. Mr. Zacks is the beneficial owner of, and retains investment power as to, 137,930 of the Common Shares deposited in the Voting Trust. Mr. Zacks' mother, Florence Zacks Melton, as trustee under a trust established by the


                               Page 4 of 9 Pages
     will of Aaron Zacks, deceased, is the owner of the balance of the Common Shares deposited in the Voting Trust. Mr. Zacks is a remainder beneficiary of the trust created by the will of Aaron Zacks.

(2) Includes 88,019 Common Shares which Mr. Zacks has the right to acquire upon the exercise of stock options exercisable within 60 days of the date of this Amendment No. 16. Excludes 14,967 Common Shares held of record and owned beneficially by the spouse of Mr. Zacks as to which Mr. Zacks has no voting or investment power and disclaims beneficial ownership.

(3) Mr. Zacks holds 222,923 Common Shares of record, as to which he has sole voting and investment power.

(4) Based upon the sum of (a) 9,374,741 Common Shares outstanding as of December 31, 1996 and (b) 88,019 Common Shares which Mr. Zacks has the right to acquire upon the exercise of stock options exercisable within 60 days of the date of this Amendment No. 16.

      (c) TRANSACTIONS BY REPORTING PERSON:

     Other than the transactions reported in the following table, Mr. Zacks has not effected any transactions in the Common Shares of the Company since the date of Amendment No. 15 to the Schedule 13D (February 7, 1996):


     NUMBER OF
   COMMON SHARES        DATE        CONSIDERATION     TYPE OF TRANSACTION
   -------------       ------       -------------     -------------------

         300          4/30/96          $17.625      Sale in open market
                                                    transaction by Mr. Zacks

      98,563          4/30/96          $17.250      Sale in open market
                                                    transaction by Mr. Zacks

       9,375          3/13/96            N/A        Receipt of grant of
                                                    incentive stock option by
                                                    Mr. Zacks under the
                                                    Company's 1988 Stock
                                                    Option Plan - becomes
                                                    exercisable with respect
                                                    to 4,687 Common Shares on
                                                    third anniversary of grant

                               Page 5 of 9 Pages

     NUMBER OF
   COMMON SHARES        DATE        CONSIDERATION     TYPE OF TRANSACTION
   -------------       ------       -------------     -------------------

                                                    date and 4,688 Common
                                                    Shares on fourth
                                                    anniversary of grant
                                                    date.  Reflects adjustment
                                                    for Share Split

       9,375          3/13/96            N/A        Receipt of grant of
                                                    non-qualified stock option
                                                    by Mr. Zacks under the
                                                    Company's 1988 Stock
                                                    Option Plan - becomes
                                                    exercisable with respect
                                                    to 4,687 Common Shares on
                                                    first anniversary of grant
                                                    date and 4,688 Common
                                                    Shares on second
                                                    anniversary of grant
                                                    date.  Reflects adjustment
                                                    for Share Split

      25,585          6/3/96             N/A        Acquisition as a result of
                                                    Share Split and held of
                                                    record by Mr. Zacks

      19,001          6/3/96             N/A        Acquisition as a result of
                                                    Share Split and held for
                                                    Mr. Zacks' account in the
                                                    ESOP

      27,586          6/3/96             N/A        Acquisition as a result of
                                                    Share Split with respect
                                                    to Common Shares deposited
                                                    in the Voting Trust by
                                                    Mr. Zacks

      89,425          6/3/96             N/A        Acquisition as a result of
                                                    Share Split with respect
                                                    to Common Shares deposited

                               Page 6 of 9 Pages

     NUMBER OF
   COMMON SHARES        DATE        CONSIDERATION     TYPE OF TRANSACTION
   -------------       ------       -------------     -------------------

                                                    in the Voting Trust by
                                                    Florence Zacks Melton, as
                                                    the trustee under the
                                                    trust established by the
                                                    will of Aaron Zacks,
                                                    deceased

      11,111          6/3/96             N/A        Adjustment of stock option
                                                    granted to Mr. Zacks on
                                                    5/11/93 to reflect Share
                                                    Split - stock option now
                                                    covering an aggregate of
                                                    55,555 Common Shares
                                                    becomes exercisable with
                                                    respect to 11,111 Common
                                                    Shares on each of first,
                                                    second and third
                                                    anniversaries of grant
                                                    date and 22,222 Common
                                                    Shares on fourth
                                                    anniversary of grant date

       6,099          6/3/96             N/A        Adjustment of incentive
                                                    stock option granted to
                                                    Mr. Zacks on 5/13/94 to
                                                    reflect Share Split -
                                                    stock option now covering
                                                    an aggregate of 30,497
                                                    Common Shares becomes
                                                    exercisable with respect
                                                    to 7,626 Common Shares on
                                                    first anniversary of grant
                                                    date, 7,627 Common Shares
                                                    on second anniversary of
                                                    grant date, 3,400 Common
                                                    Shares on third

                               Page 7 of 9 Pages

     NUMBER OF
   COMMON SHARES        DATE        CONSIDERATION     TYPE OF TRANSACTION
   -------------       ------       -------------     -------------------



                                                    anniversary of grant date
                                                    and 11,844 Common Shares
                                                    on fourth anniversary of
                                                    grant date

      13,901          6/3/96             N/A        Adjustment of
                                                    non-qualified stock option
                                                    granted to Mr. Zacks on
                                                    5/13/94 to reflect Share
                                                    Split - stock option now
                                                    covering an aggregate of
                                                    69,502 Common Shares
                                                    becomes exercisable with
                                                    respect to 17,373 Common
                                                    Shares on each of first
                                                    and second anniversaries
                                                    of grant date, 21,600
                                                    Common Shares on third
                                                    anniversary of grant date
                                                    and 13,156 Common Shares
                                                    on fourth anniversary of
                                                    grant date

      94,996          7/1/96             N/A        Distribution of Common
                                                    Shares from Mr. Zacks'
                                                    account under ESOP upon
                                                    termination of ESOP


      (d) RIGHT TO RECEIVE OR TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS FROM THE SALE OF, COMMON SHARES:

            See Item 5(b) above.

      (e)  Not Applicable.


                               Page 8 of 9 Pages

SIGNATURE.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 1, 1997               /s/ Gordon Zacks
                                          _________________________________
                                          Gordon Zacks